

# Go Digital!

Sign up to receive your investor information by email (e-delivery).

E-delivery reduces paper and energy consumption and gets the documents to you faster.

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**E-delivery is easy and convenient. Follow these simple steps now:**

- Go to **www.proxyvote.com** or use your smartphone to scan the QR code provided
- Enter the 16-digit control number from the enclosed Voting Instruction Form
- Vote and make your final submission
- Go to "More options for this meeting"
- Click on "Sign up for email delivery"
- Click "email"
- Enter your email address
- Read and accept the E-delivery Service Agreement
- Click "Submit" and you are done!

E-1-2025

Sun Life



# Passez au numérique!

Inscrivez-vous pour recevoir les renseignements qui vous sont destinés à titre d'investisseur par courriel (livraison électronique).

La livraison électronique permet de réduire la consommation de papier et d'énergie et de vous faire parvenir les documents plus rapidement.

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**La livraison électronique est facile et pratique. Veuillez maintenant suivre ces étapes simples :**

- Rendez-vous à l'adresse www.proxyvote.com ou lisez le code QR à l'aide de votre téléphone intelligent
- Entrez le numéro de contrôle à 16 chiffres qui figure sur le formulaire de demande d'instructions de vote
- Votez et envoyez votre réponse
- Rendez-vous à la section « Plus d'options pour cette assemblée »
- Cliquez sur « Inscrivez-vous à la livraison par courriel »
- Cliquez sur « Courriel »
- Entrez votre adresse courriel
- Lisez et acceptez le Contrat de service de livraison électronique
- Validez en cliquant sur « Soumettre », et c'est tout!

Sun Life